                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*



                      CRESCENDO PHARMACEUTICALS CORPORATION
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                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   225637 10 7
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                                 (CUSIP Number)

                             JOSEPH D. LEHRER, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                  MARCH 3, 1998
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  225637 10 7                               13D                                  Page 2 of 4 Pages
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
    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           WOODBOURNE PARTNERS, L.P.
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    2      Check the Appropriate Box if a Member of a Group (See Instructions)             (a)     [ ]
                                                                                           (b)     [ ]
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    3      SEC Use Only


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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [ ]

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    6      Citizenship or Place of Organization

           MISSOURI
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         Number of              7      Sole Voting Power

          Shares                       862,500, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                               ----------------------------------------------------------------------------
       Beneficially             8      Shared Voting Power

         Owned by                      -0-
                               ----------------------------------------------------------------------------
           Each                 9      Sole Dispositive Power

         Reporting                     862,500, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                               ----------------------------------------------------------------------------
                               10      Shared Dispositive Power
        Person With
                                       -0-
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           862,500, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [ ]

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   13      Percent of Class Represented by Amount in Row (11)

           17.4%
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   14      Type of Reporting Person (See Instructions)

           PN
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

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CUSIP No.  225637 10 7                13D                     Page 3 of 4 Pages
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                         AMENDMENT NO. 2 TO SCHEDULE 13D
                         -------------------------------

         The Reporting Person reported the acquisition of shares of Class A Common Stock, par value $.01 per share ("Stock"), of Crescendo Pharmaceuticals Corporation, a Delaware corporation ("Issuer"), 1454 Page Mill Road, Palo Alto, California 94304, in an initial filing of this Schedule 13D on November 3, 1997, as amended by Amendment No. 1 to this Schedule 13D on November 17, 1997 . In this regard, Item 4, Item 5 and Item 6 are hereby amended as follow. All other items are unchanged from the initial filing.

ITEM 4.  Purpose of the Transaction.

         The Reporting Person purchased the Stock of the Issuer for general investment purposes. The Reporting Person may acquire additional shares of the Stock of the Issuer, based upon its investment decision. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

         The Reporting Person, General Partner of the Reporting Person and the person controlling such General Partner have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure;

         (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (i)      any action similar to those enumerated above.


ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 862,500 shares of Stock in the manner hereinafter described:


                                                                                Percentage of
                                             Relationship to       Number of     Outstanding
                Shares Held in Name of       Reporting Person      Shares        Securities
                ----------------------       ----------------      ---------    -------------
Woodbourne Partners, L.P.                    Reporting Person        862,500        17.4%

     The foregoing percentages assume that the Issuer has 4,963,615 shares of Stock outstanding.

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CUSIP No.  225637 10 7                  13D                    Page 4 of 4 Pages
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     AS PROVIDED IN S.E.C. REGULATION Section 240.13d-4, THE REPORTING PERSON
HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE
ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)


                                                                            Net Price
                                                           Number              Per                Transaction
              Purchase in the Name of       Date         of Shares            Share               Made Through
              -----------------------     --------       ---------          ---------             --------------
Woodbourne Partners, L.P.                 12/10/97           20,000         11.4375             Jefferies & Co.
Woodbourne Partners, L.P.                   2/4/98           25,000           11.75             Jefferies & Co.
Woodbourne Partners, L.P.                   2/6/98           12,500          11.625             Jefferies & Co.
Woodbourne Partners, L.P.                  2/10/98            5,000         11.6875             Jefferies & Co.
Woodbourne Partners, L.P.                  2/27/98           10,000           11.75             Jefferies & Co.
Woodbourne Partners, L.P.                   3/3/98           30,000           11.75             Jefferies & Co.


     (d) Not applicable.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                WOODBOURNE PARTNERS, L.P.,

                                                by its General Partner, CLAYTON
                                                MANAGEMENT COMPANY



                                                       /s/ John D. Weil
                                                -------------------------------
                                                    John D. Weil, President

                                                    March 6, 1998